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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25



           OMB APPROVAL
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  OMB Number: 3235-0058
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         SEC FILE NUMBER
             1-10285

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           CUSIP NUMBER
            350841102
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(CHECK ONE) / / Form 10-K / /Form 20-F / /Form 11-K  /X/Form 10-Q  / /Form N-SAR


              For Period Ended:  December 31, 2000
                                ------------------------------------------------
              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
              For the Transition Period Ended:
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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HERIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

     4-D NEUROIMAGING
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Full Name of Registrant

     BIOMAGNETIC TECHNOLOGIES, INC.
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Former Name if Applicable

    9727 PACIFIC HEIGHTS BOULEVARD
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Address of Principal Executive Office (STREET AND NUMBER)

    SAN DIEGO, CA  92121-3719
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           /X/      (a)    The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

           /X/      (b)    The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

           / /      (c)    The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
(ATTACH EXTRA SHEETS IF NEEDED)

The Company recently experienced significant changes in its management personnel, including the departure of its former CFO and members of its accounting staff. This included the departure of its controller a few weeks prior to the departure of the CFO. Their recent departure has resulted in a temporary manpower shortage due to which the Company has not yet completed gathering and analyzing the information necessary to complete its 10-Q for the quarter ended December 31, 2000.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         D. SCOTT BUCHANAN        (858)                       458-5657
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              (Name)            (Area Code)             (Telephone Number)


         (2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


                                                           /X/  Yes   / /   No
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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          / / Yes     /X/   No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              4-D NEUROIMAGING
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 13, 2001          By/s/ D. Scott Buchanan
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                                    ATTENTION
INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
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